

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2010

Mr. Kenneth Stead
President
Kat Gold Holdings Corp.
1149 Topsail Rd.
Mount Pearl, Newfoundland
A1N 5G2, Canada

> **Re:** **Kat Gold Holdings Corp.**
> **Amendment Number 2 to Form 8-K**
> **Filed December 1, 2010**
> **File No. 000-53450**

Dear Mr. Stead:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment Number 2 to Form 8-K

General

1. We note your response to comment one in our letter dated November 5, 2010. Please supplementally provide to us copies of all public statements made by or on behalf of the company regarding the share distribution of Bella Viagio, Inc. and/or Kat Gold Holdings Corp. as well as any public reports or accounts in which your officers and directors are quoted regarding the distribution. We may have further comments after review of this information.

<u>The Property, page 7</u>

2. We note your response to comment two in our letter dated November 5, 2010 and your revised disclosure. However, we still believe language in your filing can be clarified to avoid potentially confusing the reader. For example, on pages 6, 7 and elsewhere you state that "the Company acquired 100% of 'Handcamp,' a gold property." Please further revise throughout to make clear that you only acquired and own certain specific mineral rights that are described in the report.

<u>Financial Statements and Exhibits, page 33</u>

3. Please provide the licenses you hold for Hancamp property as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

You may contact Joe Cascarano, Staff Accountant, at 202-551-3367 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, John Harrington, Staff Attorney, at 202-551-3576, or me at 202-551-3810 with any other questions.


Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director


cc: Henry Nisser, Esq.
via facsimile: (212) 809-5449